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                           November 9, 2020

       J. Heath Deneke
       President and Chief Executive Officer
       Summit Midstream Partners, LP
       910 Louisiana Street, Suite 4200
       Houston, TX 77002

                                                        Re: Summit Midstream
Partners, LP
                                                            Registration
Statement on Form S-1
                                                            Filed November 3,
2020
                                                            File No. 333-249831

       Dear Mr. Deneke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jason A. Rocha